

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 23, 2011

<u>Via U.S. Mail and Facsimile to: (408) 567-7001</u>

Charles D. Kissner
Chief Executive Officer
Aviat Networks, Inc.
5200 Great America Parkway
Santa Clara, CA 95054

      Re: **Aviat Networks, Inc.**
                  Form 10-K for the Year Ended July 2, 2010
                  Filed September 9, 2010
                  File Number 001-33278

Dear Mr. Kissner:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director